As filed with the Securities and Exchange Commission on August 5, 2008

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

PARANÁ BANCO S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

BRAZIL

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing Preferred Shares of Paraná Banco S.A.	50,000,000 American Depositary Shares	$5.00	$2,500,000	$98.25

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 6, 7, 12, 13, 15 and 18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16, 18 and

soliciting material

23

(v)  The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17 and

dividends, splits or plans of reorganization

18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 21 and 25

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2008, among Paraná Banco S.A., The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 5,  2008.

Legal entity created by the agreement for the issuance of American Depositary Shares for Preferred Shares of Paraná Banco S.A.

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Paraná Banco S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Curìtiba, Brazil on July 28, 2008.

PARANÁ BANCO S.A.

By:  /s/ Luis Cesar Miara

Name:  Luis Cesar Miara

Title:    Chief Financial Officer

By:  /s/ André Luiz Malucelli

Name:  André Luiz Malucelli

Title:    Commercial Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 28, 2008.

/s/ Jorge Nacli Neto

/s/ Joel Malucelli

Name:  Jorge Nacli Neto

Name:  Joel Malucelli

Vice Chairman and Director

Chairman, Director and

Principal Executive Officer

/s/ Alexander Malucelli

/s/ Hilário Mario Walesko

Name:  Alexander Malucelli

Name:  Hilário Mario Walesko

Director

Director and Principal Accounting Officer

/s/ Celso Jacomel

/s/ Luis Cesar Miara

Name:  Celso Jacomel

Name:  Luis Cesar Miara

Director

Principal Financial Officer

/s/ Nelso Carlos Cavichiolo

/s/ Donald J. Puglisi

Name:  Nelso Carlos Cavichiolo

Name:  Puglisi & Associates

Director

U.S. Authorized Representative

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of __________, 2008,

among Paraná Banco S.A., The Bank of New York Mellon as Depositary,

and all Owners and Beneficial Owners from time to time of American

Depositary Shares issued thereunder.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.